Fort Lauderdale Jacksonville Los Angeles Madison Miami New York Orlando Tallahassee Tampa Tysons Corner Washington, DC West Palm Beach	One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 www.akerman.com 305 374 5600 tel 305 374 5095 fax Bradley D. Houser 305 982 5658 bradley.houser@akerman.com
September 28, 2007
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Ideation Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 16, 2007
File No. 333-144218
Dear Mr. Reynolds:
     On behalf of Ideation Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated September 18, 2007 regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed on August 16, 2007. Please note that the Company is simultaneously filing Amendment No. 2 to incorporate the Company’s responses.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
General
1.	Please define “traditional media” in the appropriate places in the registration statement.

The Company has revised its disclosure on the prospectus cover and on pages 1, 20, 44 and 47 in response to this comment.

2.	We note your response to comment five of our letter dated August 1, 2007. Please incorporate your response to comment five in the registration statement. If any of the factors listed on page 30 for the determination of offering price are relevant to the determination of offering size, please include them.

The Company has revised the disclosure on pages 31 and 87 in response to this comment.

3.	In your response to comment six of our previous letter, you list four investment funds or firms affiliated with the Company’s officers and directors, Peregrine VC Investments II, The Florida Value Fund LLLP, Calex Equity Partners, LP, and The Frost Group. Please include a conflicts of interest analysis for these funds as described in our comment below under the “Conflicts of Interest” section and in comment 47 of our previous letter. Also, please briefly discuss the conflicts of interest in the summary. In addition, please ensure to include the business affiliations of Messrs. Uppaluri and Rubin, as discussed in the “Conflicts of Interest” subsection, in each person’s business experience under the “Management” section.

The Company has revised the disclosure on page 71 to include references to the funds listed above in the “Conflicts of Interest” section. The Company has also added a section entitled “Conflicts of Interest” in the Prospectus Summary on page 12. The business affiliations of Dr. Uppaluri and Mr. Rubin have been disclosed in the “Directors and Executive Officers” section. Dr. Uppaluri and Mr. Rubin are each officers of Opko Health, Inc. and members of The Frost Group. In addition, Mr. Rubin serves on the board of directors Dreams, Inc. and Cellular Technical Services, Inc.

4.	We note your response to comment seven of our previous letter and we reissue in part our prior comment. Please note that your discussions of the digital media sector should also include disclosure that the information regarding the digital media sector could be irrelevant if the company chooses a business combination outside of the digital media sector. See pages 1-2, 33 and 46-49. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. The prospectus should state, among other things, whether the company will consider non-digital media companies early in the process, if they are presented with it. Also include in your disclosure your response that, “the Company expects to focus its efforts on identifying prospective businesses in the digital media sector The Company will not focus on any other specific sector or industry.”

The Company has added disclosure on page 49 to indicate that the information provided under the heading “Digital Media Sector” relates to the digital media sector. The Company has also added disclosure on page 50 under the heading “Business Strategy” to discuss the Company’s intended search process in more detail and to indicate that the Company has not established specific criteria that would trigger its consideration of businesses outside of the digital media sector. The disclosure added on page 49 provides that the Company may seek to acquire a target business or businesses outside of the digital media sector at any time following the consummation of the offering. In addition, the disclosure added on page 49 provides that the Company expects to focus its search solely on businesses in the digital media sector.

5.	We note your response to comment ten of our previous letter and we reissue in part our prior comment. Please discuss in greater detail the risk to the company and the business combination if the company is unable to secure third party financing where the company is required to use substantially all of its cash to pay the purchase price and a large amount of stockholders convert. Also discuss in the summary that the larger number of stockholders able to exercise their conversion rights will make it easier for the company to consummate a business combination.

The Company has revised its disclosure on pages 9 and 27 in response to this comment.
Summary, page 1
6.	We note the statement on page one that “we intend to initially focus our search on businesses in the United States, but we may also explore opportunities internationally.” Please discuss whether the company will initially focus on digital media businesses in the United States, or could its initial focus also encompass international markets or businesses in any industry. Also, please clarify if there are any restrictions or limitations as to the term “internationally.”

The Company has revised its disclosure on pages 1, 20, 44 and 47 to state that company will focus initially on digital media businesses in the United States. There are no restrictions or limitations as to the term “internationally.”
Risk Factors, page 15
7.	We note the disclosure in the last risk factor on page 16 in regards to the restrictions related to the company’s amended and restated certificate of incorporation. We also note the sixth paragraph in the company’s amended and restated certificate of incorporation that states, “Paragraphs A though G ... shall apply during the period commencing upon consummation of the Corporation’s initial public offering (the “IPO”) and terminating upon consummation of any Initial Business Combination (the “Restricted Period”) and may not be amended during the Restricted Period without the affirmative vote of the holders of 95% of the Corporation’s outstanding shares of Common Stock.” Please discuss the legality of this provision under Delaware law and explain the impact or potential impact that this provision may have on investors in this offering. For example, disclose: (i) the basis on which the provision can be amended; and (ii) confirm whether the company views the business combination procedures as stated in the paragraphs and the prospectus as obligations to investors that the company will not propose to amend.

The Company has revised the disclosure on pages 16-17 in response to this comment.

8.	Please include your response to comment 23 of our previous letter in the registration statement.

The Company has added disclosure on pages 17-18 in response to this comment.

9.	We have carefully reviewed your response to prior comment 26 and continue to believe that the “Risk Factors” section should be expanded to disclose the risk that the company could call the warrants for redemption prior to the availability of an effective registration statement and purchasers would have no opportunity to exercise their warrants. It does not appear that the summary disclosure on page 4 or the description of the warrants on page 77 adequately conveys the associated risk that a holder may be unable to exercise their warrants, which may then expire worthless, due to the possibility that the company may have redeemed the warrants. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

The Company has revised its disclosure on pages 5 and 81 to state that the Company may not redeem the warrants unless the Company has an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus is available throughout the 30 day notice of redemption period. The Company has also amended Section 6 of the Warrant Agreement, filed as Exhibit 4.4 to the Registration Statement.

10.	Please disclose whether the independent investment banking firm referred to at the top of page 23 is required to be a member of the Financial Industry Regulatory Authority.

The Company has revised its disclosure on pages 23 and 55 to state that the Company will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority. In connection therewith, the Company has updated its form of amended and restated certificate of incorporation.

11.	We note that the second full risk factor on page 28 indicates that the initial stockholders control a substantial interest in the company. Please disclose whether the initial stockholders, including officers, directors, or special advisors, intend to purchase additional units or shares of common stock from the company in the offering, in later private placements, from persons in the open market, or in private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases.

The Company has revised its disclosure on pages 28-29 in response to this comment.

Proposed Business, page 46
Sources of Target Businesses, page 51
12.	Please incorporate your response to comment 35 of our previous letter, with regard to the reasons it would use a finder, in the registration statement.

The Company has revised its disclosure on page 52 in response to this comment.

13.	In your response to comment 38, the company indicates that it does not anticipate Dr. Frost would be directly involved in providing any services on behalf of Ladenburg Thalmann as part of any business combination involving the company. Please clarify whether Ladenburg Thalmann would, or if it is possible, receive a finder’s fee from a referral involving a business opportunity that was brought to the attention of Ladenburg Thalmann initially by the Dr. Frost or any other officer, director, or special advisor. The risk factor on page 24 may also need to be revised.

The Company has revised its disclosure on pages 24, 53 and 72 to state that in no instance will the Company pay Ladenburg Thalmann & Co. Inc. a finder’s fee for a referral involving a business opportunity that was brought to the attention of Ladenburg Thalmann & Co. Inc. initially by any of the Company’s officers, directors or special advisors, including Dr. Frost.
Fair Market Value of Target Business, page 52
14.	Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

The Company has added disclosure on page 55 in response to this comment.
Limited Ability to Evaluate the Target Business’ Management, page 53
15.	We note your response to comment 39 of our previous letter. Please discuss in greater detail how officers, directors, or special advisors could remain “associated in some capacity” with the company.

The Company has revised its disclosure on pages 21 and 56 in response to this comment.
Management, page 63
Conflicts of Interest, page 69
16.	We have reviewed your response to comment number 47, along with the respective changes made to the registration statement on pages 69 through 71. We, however, reissue comment number 47, as the changes do not appear to fully analyze how officers, directors, and special advisors’ pre-existing fiduciary relationships with other entities will affect the business opportunities offered to the company. Please describe each entity’s core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment criteria with the company should be disclosed and analyzed, as to the severity of the conflict of interest.
The Company has revised its disclosure in the “Conflicts of Interest” section in response to this comment.
Financial Statements
Note 5 — Commitments and Contingencies, page F-11
17.	We have carefully reviewed your response to prior comment 58. Please tell us the reasons that your use of weekly historical prices of the representative companies rather than daily historical prices to calculate volatility, and your use of the median volatility of the representative companies rather than the average volatility, complies with paragraph A22 of SFAS 123R, or revise as appropriate.

The Company has revised its disclosure on pages 88 and F-11 in response to this comment. Attached as Schedule A is a list of the companies used in the Company’s analysis, along with their volatility.
Part II
18.	We note that your response to comment 60 of our previous letter indicates that none of the entities that purchased initial shares were formed for the purpose of investing in Ideation Acquisition Corp. Your response to comment 42 indicates that various Frost Gamma entities were created as investment vehicles for Dr. Frost. If the Frost Gamma entities were not created specifically as investment vehicles for the company, please state so in the registration statement.

The Company has revised its disclosure on page II-4 to state that neither Frost Gamma Investments Trust nor Nautilus Trust dtd 9/10/99 were formed for the purpose of purchasing securities of the Company.
Exhibits
19.	Please file all the exhibits to allow the staff sufficient time to review them.

The Company has filed all remaining exhibits to its registration statement.

20.	Please provide the documents rather than forms wherever possible. For example, please see exhibit 3.3.

The Company notes the Staff’s comment. Please note that Exhibit 3.3, the Company’s form of amended and restated certificate of incorporation, will be filed immediately prior to the consummation of this offering.

     We look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely,
/s/ Bradley D. Houser

Bradley D. Houser

cc:	Robert N. Fried
President and Chief Executive Officer
Ideation Acquisition Corp.

Schedule A
Underwriters’ Purchase Option — Valuation

UPO Valuation

Company:	Ideation Acquisition
Deal Size:	$80,000,000

Unit price:	$8.00
Unit Strike:	$10.00
Years to maturity	5 years from IPO
Exercise Delay:	1 year
Risk-free rate	5.02%
Volatility (a)	68.905%

UPO Value	$4.30
# Units	500,000

Aggregate UPO Value:	$2,149,469

Average Volatility for SPAC Sample (a)

	Ticker	Volatility
Company # 1	NHRXU	202.1%
Company # 2	ETWCU	93.3%
Company # 3	RLOGU	61.3%
Company # 4	HINTU	61.5%
Company # 5	SBSWU	66.3%
Company # 6	CEUCU	45.4%
Company # 7	JMBAU	78.6%
Company # 8	AAIRU	25.5%
Company # 9	CPBRU	30.1%
Company # 10	SUMRU	25.0%

	Average Volatility:	68.9%

Source: Bloomberg and Factset, as of June 19, 2007.
(a)	Average volatility for all SPACs with units that have completed a business combination and have been trading for approximately 2 years or more. Calculations are based on daily unit prices since 06/19/05.